SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                         For the Month of February, 2003
                         Commission File Number 0-30860

                                Axcan Pharma Inc.
                                -----------------
                           (Exact Name of Registrant)

         597, boul, Laurier, Mont-Saint-Hilaire (Quebec), Canada J3H 6C4
         ---------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                  Form 20-F                          Form 40-F
                                                         X
                  ----------                         ----------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                                 No
                                                         X
                  ----------                         ----------




This Form 6-K consists of: Axcan Pharma Inc. Consolidated Financial Statements, September 30, 2002 and 2001 (U.S. GAAP).

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      AXCAN PHARMA INC.

Date: February 25, 2003               By:/s/ Jean Vezina
                                         ------------------------
                                      Name:  Jean Vezina
                                      Title: Vice-President, Finance and Chief
                                             Financial Officer

                                Axcan Pharma Inc.

                        Consolidated Financial Statements
                           September 30, 2002 and 2001
                                   (U.S. GAAP)




                  Management's Report                              2

                  Auditors' Report                                 3

                  Financial Statements

                      Consolidated Balance Sheets                  4

                      Consolidated Operations                      5

                      Consolidated Shareholders' Equity            6

                      Consolidated Cash Flows                      7

                      Notes to Consolidated Financial
                      Statements                             8 to 31

Management's Report




The consolidated financial statements of Axcan Pharma Inc. and the other financial information included in this annual report are the responsibility of the Company's management.

These consolidated financial statements and the other financial information have been prepared by management in accordance with accounting principles generally accepted ("GAAP") in the United States of America. This responsibility includes the selection of appropriate accounting principles and methods in the circumstances and the use of careful judgement in establishing reasonable accounting estimates.

Management maintains internal control systems designed among other things, to provide reasonable assurance that the Company's assets are adequately safeguarded and that the accounting records are a reasonable basis to prepare relevant and reliable financial information.

The Audit Committee is composed solely of external directors. This committee meets with the external auditors and management to discuss matters relating to the audit, internal control and financial information. The Committee also reviews the consolidated quarterly and annual financial statements.

These consolidated financial statements have been audited by Raymond Chabot Grant Thornton, Chartered Accountants, whose report indicating the scope of their audit and their opinion on the consolidated financial statements is presented below.

The Board of Directors has approved the Company's financial statements on the recommendation of the Audit Committee.

The Company decided, for the year beginning October 1, 2002, to switch from Canadian GAAP to U.S. GAAP as its primary reporting convention. Consolidated financial statements in accordance with U.S. GAAP have been prepared.




[s] Leon F. Gosselin     [s] David W. Mims           [s] Jean Vezina
President and            Executive Vice-President    Vice-President, Finance and
Chief Executive Officer  and Chief Operating Officer Chief Financial Officer

Mont-Saint-Hilaire, Quebec, Canada
November 12, 2002 (except for Note 23 b) dated February 7, 2003)

Auditors' Report



To the Shareholders of
Axcan Pharma Inc.


We have audited the consolidated balance sheets of Axcan Pharma Inc. as at September 30, 2002 and 2001 and the consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2002 in accordance with accounting principles generally accepted in the United Sates of America.

On November 12, 2002, we reported separately to shareholders of the Company, on our audits, where we expressed an opinion without reservation on the financial statements for the same periods prepared in accordance with generally accepted accounting principles in Canada.






[s] RAYMOND CHABOT GRANT THORNTON

General Partnership
Chartered Accountants

Montreal, Quebec, Canada
November 12, 2002 (except for Note 23 b) dated February 7, 2003)


Axcan Pharma Inc.
Consolidated Balance Sheets
September 30
(in thousands of U.S. dollars)

                                                                                                2002              2001
                                                                                      ---------------   ----------------
                                                                                                   $                $
ASSETS
Current assets
    Cash and cash equivalents                                                                 19,977           16,515
    Short-term investments available for sale (Note 6)                                        60,740                -
    Accounts receivable (Note 7)                                                              24,369           22,062
    Income taxes receivable                                                                      805              399
    Inventories (Note 8)                                                                      19,741           16,715
    Prepaid expenses and deposits                                                              1,891            1,340
    Deferred income taxes (Note 9)                                                             6,335            3,335
                                                                                      ---------------   ----------------
Total current assets                                                                         133,858           60,366
Investments (Note 10)                                                                          2,681            2,957
Property, plant and equipment, net (Note 11)                                                  20,086            8,201
Intangible assets, net (Note 12)                                                             180,085          153,821
Goodwill, net (Note 13)                                                                       27,550           17,918
Deferred financial expenses, net                                                                 290                -
Deferred income taxes (Note 9)                                                                 2,456            3,221
                                                                                      ---------------   ----------------
Total assets                                                                                 367,006          246,484
                                                                                      ===============   ================
LIABILITIES
Current liabilities
    Accounts payable (Note 15)                                                                27,198           15,868
    Income taxes payable                                                                       1,605              782
    Instalments on long-term debt                                                              1,336              103
    Deferred income taxes (Note 9)                                                               269              281
                                                                                      ---------------   ----------------
Total current liabilities                                                                     30,408           17,034
Long-term debt (Note 16)                                                                       7,267            2,816
Deferred income taxes (Note 9)                                                                34,212           25,508
Non-controlling interest                                                                         332              695
                                                                                      ---------------   ----------------
Total liabilities                                                                             72,219           46,053
                                                                                      ---------------   ----------------
Commitments and contingencies (Note 22)
SHAREHOLDERS' EQUITY
Capital stock (Note 18)
    Series A preferred shares, without par value; shares authorized:
    14,175,000; no shares issued                                                                   -                -
    Series B preferred shares, without par value; shares authorized:
    12,000,000; no shares issued                                                                   -                -
    Common shares, without par value; unlimited shares authorized;
    issued and outstanding: 44,863,198 and 38,412,133 as at
    September 30, 2002 and 2001, respectively                                                254,640          183,193
Retained earnings                                                                             43,709           22,521
Accumulated other comprehensive income                                                        (3,562)          (5,283)
                                                                                      ---------------   ----------------
Total shareholders' equity                                                                   294,787          200,431
                                                                                      ---------------   ----------------
Total liabilities and shareholders' equity                                                   367,006          246,484
                                                                                      ===============   ================


The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,

[s]                Leon F. Gosselin                          , Director
-------------------------------------------------------------


[s]                Dr Claude Sauriol                         , Director
-------------------------------------------------------------


Axcan Pharma Inc.
Consolidated Operations
Years ended September 30
(in thousands of U.S. dollars, except per share amounts)


                                                                             2002              2001               2000
                                                                    ----------------  ----------------  ----------------
                                                                                 $                 $                 $
Revenue                                                                    132,404           103,814            86,869
                                                                    ----------------  ----------------  ----------------

Cost of goods sold                                                          34,039            26,381            22,268
Selling and administrative expenses                                         49,392            38,185            31,821
Research and development expenses                                            8,855             7,243             7,066
Depreciation and amortization                                                7,546            11,829            10,410
                                                                    ----------------  ----------------  ----------------
                                                                            99,832            83,638            71,565
                                                                    ----------------  ----------------  ----------------
Operating income                                                            32,572            20,176            15,304
                                                                    ----------------  ----------------  ----------------

Financial expenses                                                           1,164             3,523             9,790
Interest income                                                               (912)             (981)           (1,072)
                                                                    ----------------  ----------------  ----------------
                                                                               252             2,542             8,718
                                                                    ----------------  ----------------  ----------------
Income before income taxes                                                  32,320            17,634             6,586
Income taxes (Note 9)                                                       11,132             5,809             2,446
                                                                    ----------------  ----------------  ----------------
Income from continuing operations                                           21,188            11,825             4,140
Income from discontinued operations, including a net
gain on divestiture of $1,442 (Note 5)                                           -                 -             1,796
                                                                    ----------------  ----------------  ----------------
Net income                                                                  21,188            11,825             5,936
                                                                    ================  ================  ================


Income per common share
   Basic
     Continuing operations                                                   0.51              0.32              0.15
     Discontinued operations                                                    -                 -              0.07
     Net income                                                              0.51              0.32              0.22

   Diluted
     Continuing operations                                                   0.50              0.32              0.15
     Discontinued operations                                                    -                 -              0.07
     Net income                                                              0.50              0.32              0.22


 Weighted average number of common shares
     Basic                                                             41,664,510        35,832,198        26,575,475
     Diluted                                                           42,527,500        36,531,052        26,791,510

The accompanying notes are an integral part of the consolidated financial statements.


Axcan Pharma Inc.
Consolidated Shareholders' Equity
Years ended September 30
(in thousands of U.S. dollars)


                                                                             2002              2001               2000
                                                                    ----------------  ----------------  ----------------
Common shares (number)
Balance, beginning of year                                              38,412,133        34,506,254         17,951,553
Shares issued following public offerings for cash                        5,000,000         3,000,000         14,331,668
Shares issued following private investors' subscription for cash           208,044                 -          1,383,333
Shares issued following the exercise of the underwriters' option
for cash                                                                   750,000                 -            787,500
Shares issued pursuant to the stock option plan for cash                   127,489            69,597             52,200
Shares issued for the acquisition of assets                                365,532                 -                  -
Shares issued for the redemption of preferred shares and
cumulative dividends                                                             -           836,282                  -
                                                                    ---------------   ----------------   ----------------
Balance, end of year                                                    44,863,198        38,412,133         34,506,254
                                                                    ===============   ================   ================
Series A preferred shares (number)
Balance, beginning of year                                                       -        13,500,000                  -
Shares issued for the acquisition of assets                                      -                 -         13,500,000
Shares redeemed by the issuance of common shares                                 -       (13,500,000)                 -
                                                                    ---------------   ----------------   ----------------
Balance, end of year                                                             -                 -         13,500,000
                                                                    ===============   ================   ================

                                                                             2002              2001               2000
                                                                    ---------------   ----------------   ----------------
                                                                                 $                 $                  $
Common shares (amount)
Balance, beginning of year                                                 183,193           141,782             57,005
Shares issued following public offerings for cash                           54,312            31,515             67,749
Shares issued following private investors' subscription for cash             3,000                 -             13,443
Shares issued following the exercise of the underwriters' option
for cash                                                                     8,625                 -              3,295
Shares issued pursuant to the stock option plan for cash                       751               335                290
Shares issued for the acquisition of assets                                  4,759                 -                  -
Shares issued for the redemption of preferred shares and
cumulative dividends                                                             -             9,561                  -
                                                                    ----------------  ----------------   ----------------
Balance, end of year                                                       254,640           183,193            141,782
                                                                    ----------------  ----------------   ----------------
Series A preferred shares
Balance, beginning of year                                                       -             9,118                  -
Shares issued for the acquisition of assets                                      -                 -              9,118
Shares redeemed by the issuance of common shares                                 -            (9,118)                 -
                                                                    ---------------   ----------------   ----------------
Balance, end of year                                                             -                 -              9,118
                                                                    ----------------  ----------------   ----------------
Retained earnings
Balance, beginning of year                                                  22,521            10,997              5,203
Net income                                                                  21,188            11,825              5,936
Cumulative dividends on preferred shares                                         -              (301)              (142)
                                                                    ----------------  ----------------   ----------------
Balance, end of year                                                        43,709            22,521             10,997
                                                                    ----------------  ----------------   ----------------
Accumulated other comprehensive income
Balance, beginning of year                                                  (5,283)            (5,230)            5,230
Other comprehensive income                                                   1,721                (53)                -
                                                                    ----------------  ----------------   ----------------
Balance, end of year                                                        (3,562)           (5,283)            (5,230)
                                                                    ----------------  ----------------   ----------------
Total shareholders' equity                                                 294,787           200,431            156,667
                                                                    ===============   ================   ================
Comprehensive income
Foreign currency translation adjustments                                     1,721                (53)                -
Net income                                                                  21,188             11,825             5,936
                                                                    ---------------   ----------------   ----------------
Total comprehensive income                                                  22,909            11,772              5,936
                                                                    ===============   ================   ================

The accompanying notes are an integral part of the consolidated financial statements.


Axcan Pharma Inc.
Consolidated Cash Flows
Years ended September 30
(in thousands of U.S. dollars)


                                                                                2002           2001           2000
                                                                          --------------  -------------  --------------
                                                                                     $              $              $
OPERATIONS
Income from continuing operations                                               21,188          11,825         4,140
Non-cash items
    Non-controlling interest                                                      (363)           (249)            -
    Amortization of deferred financial expenses                                    247               -             -
    Other depreciation and amortization                                          7,546          11,829        10,883
    Gain on disposal of assets                                                       -            (141)          (37)
    Foreign currency fluctuation                                                   507             102           320
    Deferred income taxes                                                        2,378           1,974         1,245
    Share in net loss of companies subject to significant influence                  -               -           125
    Share in net loss of joint ventures                                             46              39            81

    Changes in working capital items from continuing operations
    (Note 19)                                                                    3,782          (8,989)       (5,472)
                                                                          --------------  -------------  --------------
Cash flows from operating activities of continuing operations                   35,331          16,390        11,285
                                                                          --------------  -------------  --------------
FINANCING
Repayment of notes payable                                                           -               -       (92,017)
Long-term debt                                                                   1,506               -             -
Repayment of long-term debt                                                     (3,267)        (47,075)      (13,620)
Non-controlling interest                                                             -             388             -
Issue of shares                                                                 65,039          30,969        83,466
                                                                          --------------  -------------  --------------
Cash flows from financing activities of continuing operations                   63,278         (15,718)      (22,171)
                                                                          --------------  -------------  --------------
INVESTMENT
Acquisition of short-term investments                                          (60,740)        (48,552)       (9,787)
Disposal of short-term investments                                                   -          58,339        19,300
Acquisition of investments                                                         (16)           (961)          (99)
Dividends from a company subject to significant influence                            -               -            12
Disposal of investments                                                            385             186         1,982
Acquisition of property, plant and equipment                                    (2,881)         (2,391)         (925)
Acquisition of intangible assets                                                (1,561)         (1,892)      (19,886)
Deferred financial expenses                                                       (537)              -             -
Other                                                                            1,363               -           701
Net cash used for business acquisitions (Note 4)                               (31,302)              -        (1,798)
                                                                          --------------  -------------  --------------
Cash flows from investment activities of continuing operations                 (95,289)          4,729       (10,500)
                                                                          --------------  -------------  --------------

Foreign exchange gain (loss) on cash held in foreign currency                      142             (10)            -
                                                                          --------------  -------------  --------------

Cash flows from discontinued operations                                              -               -         4,988
                                                                          --------------  -------------  --------------
Net increase (decrease) in cash and cash equivalents                             3,462           5,391       (16,398)
Cash and cash equivalents, beginning of year                                    16,515          11,124        27,522
                                                                          --------------  -------------  --------------
Cash and cash equivalents, end of year                                          19,977          16,515        11,124
                                                                          ==============  =============  ==============

The accompanying notes are an integral part of the consolidated financial statements.

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)


1  -     GOVERNING STATUTES AND NATURE OF OPERATIONS

The  Company,  incorporated  under the  Canada  Business  Corporations  Act,  is
involved  in  the  research,   development,   production  and   distribution  of
pharmaceutical products, mainly in the field of gastroenterology.

2  -     CHANGES IN ACCOUNTING POLICIES

Business combinations, goodwill and other intangible assets

In June 2001, the Financial Accounting Standards Board has approved for issuance Statement of Financial Accounting Standard ("SFAS") SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill and intangible assets with infinite life will cease and instead, their carrying value of will be evaluated for impairment on an annual basis. Intangible assets with finite life will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company has elected to adopt SFAS No. 142 early and, since October 1, 2001, it no longer amortizes its goodwill and trademarks with infinite life, but however, evaluates goodwill and trademarks with infinite life for impairment annually. Intangible assets with finite life will continue to be amortized over their estimated useful lives. As required by the standards, the Company completed the impairment tests and did not record any impairments.

The following table presents the matching of net income and basic income per share as reported for the prior years and corresponding information recalculated as a result of applying the new standards on intangible assets and goodwill:


                                                                       2002                  2001                   2000
                                                         -------------------   -------------------   --------------------
                                                                          $                     $                      $
Net income                                                           21,188                11,825                  5,936
   Add: amortization of intangible assets with
   infinite life and goodwill                                             -                 4,448                  4,453
                                                         -------------------   -------------------   --------------------
Adjusted net income                                                  21,188                16,273                 10,389
                                                         ===================   ===================   ====================

Basic income per share
Net income                                                             0.51                  0.32                   0.22
   Add: amortization of intangible assets with
   infinite life and goodwill                                             -                  0.13                   0.17
                                                         -------------------   -------------------   --------------------
Adjusted net income                                                    0.51                  0.45                   0.39
                                                         ===================   ===================   ====================

Standards applicable for the year 2003

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was published in the United States. The new standard provides guidance on how assets are grouped when testing for and measuring impairment and proposes a two-step process for first determining when an impairment loss is recognized and then measuring that loss.

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



2  -     CHANGES IN ACCOUNTING POLICIES (Continued)

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at its fair market value when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 is not expected to have a material effect on the Company's financial statements.

3  -     ACCOUNTING POLICIES

Basis of presentation

The Company has prepared these consolidated financial statements in U.S. dollars and in accordance with generally accepted accounting principles ("GAAP") in the United States. Consolidated financial statements prepared in U.S. dollars and in accordance with Canadian GAAP are available to shareholders and filed with various regulatory authorities.

Accounting estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and recognized amounts of revenues and expenses during the year. Actual results could differ from those estimates.

Principles of consolidation

These financial statements include the accounts of the Company and its subsidiaries, the most important being Axcan Scandipharm Inc., Axcan Pharma U.S. Inc., Laboratoires Enteris S.A.S. and Laboratoires du Lacteol du Docteur Boucard S.A. The Company's interest in the joint ventures is accounted for by the equity method. Significant intercompany transactions have been eliminated in consolidation.

Revenue recognition

Revenue is recognized when the product is shipped to the Company's customers, provided the Company has not retained any significant risks of ownership or future obligations with respect to the product shipped. Revenue from product sales is recognized net of sales discounts and allowances. In certain circumstances, returns or exchange of products are allowed under the Company's policy and provisions are maintained accordingly. Amounts received from customers as prepayments for products to be shipped in the future are reported as deferred revenue.

Cash and cash equivalents

The Company includes in cash and cash equivalents cash and all highly liquid short-term investments with initial maturities of three months or less.

Short-term investments

The Company classifies its short-term investments as available for sale. These investments are recorded at their fair value, unrealized gains or losses are recorded as a component in shareholders' equity. As at September 30, 2002, there is no material unrealized gain or loss.

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



3  -     ACCOUNTING POLICIES (Continued)

Inventory valuation

Inventories of raw materials and packaging material are valued at the lower of cost and replacement cost. Inventories of work in progress and finished goods are valued at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method.

Research and development

Research and development expenses are charged to earnings in the year they are incurred. Acquired research and development having no alternative future use is written off at the time of acquisition. The cost of intangibles that are purchased from others for a particular research and development project that have no alternative future use are written off at the time of acquisition.

Depreciation and amortization

Property, plant and equipment and intangible assets with a finite life are reported at cost, less accumulated depreciation and are depreciated or amortized over their estimated useful lives according to the following methods and annual rates:


                                                                            Methods                           Rates
                                                          -------------------------------------------   -----------------

Buildings                                                 Diminishing balance and straight-line                4 to 10 %
Furniture and equipment                                   Diminishing balance and straight-line               10 to 20 %
Computer equipment                                        Diminishing balance and straight-line               20 to 50 %
Automotive                                                Diminishing balance and straight-line               20 to 25 %
Leasehold and building improvements                       Straight-line                                       10 to 20 %
Trademarks, trademark licenses and
manufacturing rights                                      Straight-line                                      4 and 6.67%

Bond discount was amortized on a straight-line basis over a five-year period until 2000.

Beginning October 1, 2001, goodwill is no longer amortized, but instead tested for impairment at least annually. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over periods of 15 or 20 years.

Beginning October 1, 2001, intangible assets with infinite life are no longer amortized, but instead tested for impairment at least annually. Prior to October 1, 2001, intangible assets with infinite life were amortized on a straight-line basis over periods of 15 to 25 years.

Management evaluates the value of the unamortized portion of goodwill and intangible assets annually by comparing the carrying value to the fair value. Should there be a permanent impairment in value or if the unamortized balance exceeds recoverable amounts, a write-down will be recognized for the current year. To date, the Company has not recognized any permanent impairment in value.

Deferred financial expenses are amortized on a straight-line basis over a four-year period until 2005.

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)


3  -     ACCOUNTING POLICIES (Continued)

Income taxes

Income taxes are calculated based on the liability method. Under this method, deferred income tax assets and liabilities are recognized as estimated taxes for recovery or settlement arising from the recovery or settlement of assets and liabilities recorded at their financial statement carrying amounts. Deferred income tax assets and liabilities are measured based on enacted tax rates and laws at the date of the financial statements for the years in which the temporary differences are expected to reverse. Adjustments to the deferred income tax asset and liability balances are recognized in net income as they occur.

Stock-based compensation

Under the provision of SFAS No. 123, "Accounting for Stock Compensation", companies can either measure the compensation cost of equity instruments issued under employee compensation plans using a fair value based method or can continue to recognize compensation cost using the intrinsic value method under the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees". However, if the provisions of APB No. 25 are applied, pro forma disclosure of net income and income per share must be presented in the financial statements as if the fair value method had been applied. For all periods presented, the Company recognized compensation costs under the provisions of APB No. 25, and the Company has provided the expanded disclosure required by SFAS No. 123.

Foreign currency translation

The current rate method of translation of foreign currencies is followed for subsidiaries, or joint ventures considered financially and operationally self-sustaining. Therefore, all gains and losses arising from the translation of the financial statements of subsidiaries or joint ventures are deferred in a cumulative foreign currency translation adjustments account reported as a component of accumulated other comprehensive income in shareholders' equity.

Monetary assets and liabilities in currency other than U.S. dollars of Canadian companies and integrated foreign operations are translated into U.S. dollars at the exchange rates in effect at the balance sheet date whereas other assets and liabilities are translated at exchange rates in effect at transaction dates. Revenue and operating expenses in foreign currency are translated at the average rates in effect during the year. Gains and losses are included in net income for the year.

Basic income per share

Basic income per share is calculated using the weighted average number of common shares outstanding during the year. The treasury stock method is to be used for determining the dilution effect of options. The dilutive effect of balance of purchase price payable in shares and convertible preferred shares is determined using the "if-converted" method.

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)


4  -     BUSINESS ACQUISITIONS

a)       September 30, 2002

         On November 7, 2001, the Company acquired all the outstanding shares of Laboratoire Enteris S.A.S., a company specializing in the distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounting to $23,000,840, was paid in cash.

         On April 17, 2002, the Company acquired all the outstanding shares of Laboratoires du Lacteol du Docteur Boucard S.A. and certain related assets. This company is specialized in the manufacturing and distribution of gastrointestinal products in France. The acquisition cost, including transaction expenses, amounting to $13,137,613, was paid with the issuance of 365,532 common shares of the Company and $8,378,728 in cash. The price of the common shares issued was determined on the basis of a twenty-day trading average closing price.

         These two acquisitions will allow the Company to establish operations in France for the development of markets in all of Western Europe and add two products to the Company's product line.


         The following table shows the breakdown of these acquisitions:



                                                                                          $
                                                                         -------------------

         Net assets acquired at the attributed values
            Assets
              Cash and cash equivalents                                                  77
              Other working capital items                                             7,323
              Property, plant and equipment                                           9,433
              Intangible assets                                                      29,175
              Goodwill                                                                9,632
              Deferred income taxes                                                     656
              Other assets                                                            1,363
                                                                         -------------------
                                                                                     57,659
                                                                         -------------------
            Liabilities
              Accounts payable                                                        8,215
              Long-term debt                                                          6,922
              Deferred income taxes                                                   6,384
                                                                         -------------------
                                                                                     21,521
                                                                         -------------------
                                                                                     36,138
                                                                         ===================
            Consideration
              Cash                                                                   31,379
              Common shares issued                                                    4,759
                                                                         -------------------
                                                                                     36,138
                                                                         ===================

            Net cash used for the acquisitions                                       31,302
                                                                         ===================

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



4  -     BUSINESS ACQUISITIONS  (Continued)

         The acquisition cost has been allocated to the assets and liabilities according to their estimated fair value at the acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from the acquisition dates.

         Using the assumption that the effective date of the business acquisitions is October 1, 2000, the consolidated pro-forma results of operations of the Company would have been as follows for the years ended September 30:

                                                   2002                 2001
                                            (unaudited)          (unaudited)
                                      --------------------  -------------------
                                                      $                    $
         Revenue                                140,983              125,524
                                      ====================  ===================
         Net income                              20,802               11,136
                                      ====================  ===================
         Net income per share                      0.50                 0.30
                                      ====================  ===================


b)       September 30, 2000

         On November  19, 1999,  Axcan  redeemed  Schwarz's  50% interest in the
         Axcan Urso LLC joint venture. The purchase price amounting to $52,000,000 was paid in cash by a loan from Schwarz Pharma Inc. This acquisition was accounted for using the purchase method. The purchase price allocated to intangible assets will be amortized using the straight-line method over a period of 25 years.

         On December 22, 1999, the Company reimbursed the note payable with a par value of CDN$40,000,000 to a subsidiary of Caisse de depot et placement du Quebec ("CDPQ") by the issuance of shares of Axcan Scandipharm representing a 40.4% interest in Axcan Scandipharm. The same day, the Company acquired this 40.4% interest for cash.

         On May 25, 2000, the Company acquired additional shares of a company subject to significant influence, Biozymes Inc. ("Biozymes"), a company specializing in the development and production of enzymes by extraction processes. This additional acquisition of shares increased the interest of the Company in Biozymes from 26.78% to 54.58%. The acquisition cost amounted to $574,324, of which $302,322 was paid in cash and the balance was paid in cash during year 2001.

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



4  -     BUSINESS ACQUISITIONS  (Continued)

         The following table shows the breakdown of these acquisitions:

                                                                             $
                                                            --------------------

         Net assets acquired at the attributed values
            Assets
                Cash and cash equivalents                                    9
                Inventories                                                119
                Other working capital items                                 91
                Property, plant and equipment                            1,609
                Intangible assets                                       52,000
                Goodwill                                                 1,496
                                                            --------------------
                                                                        55,324
                                                            --------------------
            Liabilities
                Accounts payable                                           311
                Long-term debt                                             387
                Non-controlling interest                                   556
                                                            --------------------
                                                                         1,254
                                                            --------------------
                                                                        54,070
                                                            ====================
            Consideration
                Cash                                                     1,798
                Loan payable                                            52,000
                Purchase price balance payable                             272
                                                            --------------------
                                                                        54,070
                                                            ====================


         The acquisition cost has been allocated to the assets and liabilities according to their estimated fair value at the acquisition dates. The operating results relating to these acquisitions have been included in the consolidated financial statements from the acquisition dates.

         Using the assumption that the effective date of the business acquisitions is October 1, 1999, the consolidated pro-forma results of operations of the Company would have been as follows for the year ended September 30, 2000 :

                                                                   (unaudited)
                                                            --------------------
                                                                             $
         Revenue                                                        89,668
                                                            ====================
         Net income                                                      7,441
                                                            ====================
         Net income per share                                             0.27
                                                            ====================

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



5  -     DISCONTINUED OPERATIONS

During the third quarter of the year ended September 30, 2000, the Company decided to discontinue the operations related to Althin Biopharm Inc., a joint venture operating in the dialysis products field. The shares of the joint venture have been sold to the other joint venturer for a cash consideration of $5,067,568.

The operating results of the above joint venture to the effective divestiture date, together with the net gain on divestiture were disclosed separately as "Income from discontinued operations" in the financial statements and the notes. The results of the discontinued operations disclosed in the statement of operations of the year ended September 30, 2000 are as follows:

                                                                              $
                                                                  --------------

Share in net income of the joint venture                                    354
Net gain on divestiture                                                   1,442
                                                                  --------------
Income from discontinued operations                                       1,796
                                                                  ==============


The net gain on divestiture is as follows:
                                                                              $
                                                                  --------------

Net proceeds                                                              5,055
Net investment sold                                                       2,743
                                                                  --------------
Gain on divestiture                                                       2,312
Recognized gain resulting from the disposal of the
building to a joint venture                                                 243
Income taxes                                                             (1,113)
                                                                  --------------
Net gain on divestiture                                                   1,442
                                                                  ==============


6  -     SHORT-TERM INVESTMENTS

As at September 30, 2002, short-term investments include short-term notes of five public companies maturing in the coming year, two of which represented approximately 47% of the Company's total short-term investments. Interest rates vary between 1.52% and 1.66% (6.61% and 6.65% in 2000).

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



7  -     ACCOUNTS RECEIVABLE


                                                                                                 2002             2001
                                                                                      ----------------  ----------------
                                                                                                    $                $
Trade accounts, net of allowance for doubtful accounts of $403,000
($221,000 in 2001)(a)                                                                          23,707            19,203
Investments receivable within one year                                                            142               278
Taxes receivable                                                                                  329               289
Other                                                                                             191             2,292
                                                                                      ----------------  ----------------
                                                                                               24,369            22,062
                                                                                      ================  ================

(a)      As at September  30, 2002,  the accounts  receivable  include  amounts  receivable  from four  customers  which represent approximately 60% (72% in 2001) of the Company's total accounts receivable.


8  -     INVENTORIES


                                                                                                 2002             2001
                                                                                      ----------------  ----------------
                                                                                                   $                 $

Raw materials and packaging material                                                           3,841             3,628
Work in progress                                                                               4,516             3,225
Finished goods                                                                                11,384             9,862
                                                                                      ----------------  ----------------
                                                                                              19,741            16,715
                                                                                      ================  ================


9    -   INCOME TAXES


Income taxes from continuing operations included in the statement of operations are as follows:

                                                                             2002               2001              2000
                                                                    ---------------   ----------------  ---------------

                                                                                 $                 $                 $
Current                                                                      8,754             3,835             1,201
                                                                    ---------------   ----------------  ---------------
Deferred
   Creation and reversal of temporary differences                            2,234               205              (148)
   Capital gains                                                                 -                 -                62
   Operating losses                                                              -             1,724             1,331
   Change in promulgated rates                                                 144                45                 -
                                                                    ---------------   ----------------  ---------------
                                                                             2,378             1,974             1,245
                                                                    ---------------   ----------------  ---------------
                                                                            11,132             5,809             2,446
                                                                    ===============   ================  ===============

Domestic                                                                     3,845             2,628               707
Foreign                                                                      7,287             3,181             1,739
                                                                    ---------------   ----------------  ---------------
                                                                            11,132             5,809             2,446
                                                                    ===============   ================  ===============

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



9  -     INCOME TAXES (Continued)

The deferred income tax assets and liabilities result from differences between the tax value and book value of the following items:


                                                                       2002              2001
                                                            ---------------   ---------------
                                                                          $                 $
Short-term deferred income tax assets
   Inventories                                                        2,590               551
   Accounts payable                                                   2,586             1,625
   Contingency provisions                                             1,159             1,159
                                                            ---------------   ---------------
                                                                      6,335             3,335
                                                            ===============   ===============
Long-term deferred income tax assets
   Investments                                                          14                14
   Property, plant and equipment                                        51                 -
   Share issue expenses                                              2,380             1,732
   Unused operating losses                                              11                 8
   Research and development expenses                                     -                94
   Investment tax credits                                                -             1,373
                                                            ---------------   ---------------
                                                                     2,456             3,221
                                                            ===============   ===============
Short-term deferred income tax liabilities
   Prepaid expenses                                                   135                143
   Investments                                                         12                 16
   Deferred gain                                                      122                122
                                                            ---------------  ----------------
                                                                      269                281
                                                            ===============  ================
Long-term deferred income tax liabilities
   Investments                                                         13                 31
   Property, plant and equipment                                    1,625                 91
   Intangible assets                                               31,275             24,578
   Goodwill                                                           682                682
   Research and development expenses                                  617                126
                                                            ---------------  ----------------
                                                                   34,212             25,508
                                                            ===============  ================

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



9  -     INCOME TAXES (Continued)

The Company's effective income tax rate differs from the combined statutory federal and provincial income tax rate in Canada. This difference arises from the following:


                                                                                 2002            2001             2000
                                                                         --------------  --------------   -------------
                                                                                    $               $                $
Combined basic rate applied to pre-tax income                                  11,820           7,033            3,149
Increase (decrease) in taxes resulting from:
   Large corporations tax                                                          -               59               35
   Change in promulgated rates                                                    144              45                -
   Difference with foreign tax rates                                            1,189            (548)            (131)
   Amortization of goodwill and other non-deductible items                        257             559            1,188
   Use of unrecorded prior years' losses                                         (231)              -                -
   Non-taxable items and other                                                 (2,008)           (896)          (1,602)
   Foreign withholding taxes                                                      791             671              699
   Investment tax credits                                                        (830)         (1,114)            (892)
                                                                         --------------  --------------   -------------
                                                                               11,132           5,809            2,446
                                                                         ==============  ==============   =============


10 -     INVESTMENTS



                                                                                                 2002             2001
                                                                                       ---------------  ---------------
                                                                                                    $                $
Investments in preferred shares of a private company, at cost                                   1,156            1,156
Note receivable, 8.5% beginning on January 1, 2002, maturing on
January 1, 2004                                                                                   936              936
Investments in joint-ventures accounted for using equity method                                   333              378
Other                                                                                             398              765
                                                                                       ---------------  ---------------
                                                                                                2,823            3,235
Investments receivable within one year                                                            142              278
                                                                                       ---------------  ---------------
                                                                                                2,681            2,957
                                                                                       ===============  ===============



11 -     PROPERTY, PLANT AND EQUIPMENT



                                                                                                                   2002
                                                           -------------------------------------------------------------
                                                                                       Accumulated
                                                                        Cost          amortization                  Net
                                                           -------------------   ------------------   ------------------
                                                                           $                     $                    $
Land                                                                     848                     -                  848
Buildings                                                             10,679                 1,334                9,345
Furniture and equipment                                               12,566                 4,280                8,286
Automotive equipment                                                      53                    25                   28
Computer equipment                                                     2,253                 1,573                  680
Leasehold and building improvements                                    1,139                   240                  899
                                                           -------------------   ------------------   ------------------
                                                                      27,538                 7,452               20,086
                                                           ===================   ==================   ==================

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)




11 -     PROPERTY, PLANT AND EQUIPMENT (Continued)


                                                                                                   2001
                                           -------------------------------------------------------------
                                                                       Accumulated
                                                        Cost          amortization                  Net
                                           -------------------   ------------------   ------------------
                                                           $                     $                    $
Land                                                     468                     -                  468
Buildings                                              3,733                   742                2,991
Furniture and equipment                                5,931                 2,576                3,355
Automotive equipment                                      55                    14                   41
Computer equipment                                     1,664                 1,027                  637
Leasehold and building improvements                      832                   123                  709
                                           -------------------   ------------------   ------------------
                                                      12,683                 4,482                8,201
                                           ===================   ==================   ==================

Acquisitions of property, plant and equipment amount to $14,071,633 ($2,415,136 in 2001 and $1,447,670 in 2000).

The cost and accumulated amortization of equipment under capital leases amount to $3,154,207 and $204,000 ($101,075 and $18,065 in 2001).


12 -     INTANGIBLE ASSETS



                                                                                                                2002
                                                               --------------------------------------------------------
                                                                                        Accumulated
                                                                         Cost          amortization              Net
                                                               -----------------  ------------------  -----------------
                                                                            $                    $                   $
Trademarks, trademark licenses and manufacturing
rights with a:
   Finite life                                                        105,545               15,317              90,228
   Infinite life                                                      102,275               12,418              89,857
                                                               ------------------ -----------------   -----------------
                                                                      207,820               27,735             180,085
                                                               =================  ==================  =================

                                                                                                                2001
                                                               --------------------------------------------------------

                                                                                       Accumulated
                                                                         Cost          amortization              Net
                                                               -----------------  ------------------  -----------------
                                                                            $                   $                    $
 Trademarks, trademark licenses and manufacturing rights with a:
    Finite life                                                       103,504              10,370               93,134
    Infinite life                                                      73,105              12,418               60,687
                                                               ------------------ ------------------  -----------------
                                                                      176,609              22,788              153,821
                                                               =================  ==================  =================

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)




12 -     INTANGIBLE ASSETS (Continued)

Acquisitions of intangible assets amount to $30,036,118 ($2,592,054 in 2001 and $83,709,380 in 2000).

The annual amortization expenses expected for the years 2003 through 2007 are as follows:

                                                                            $
                                                               -----------------

2003                                                                    4,860
2004                                                                    4,994
2005                                                                    5,125
2006                                                                    5,125
2007                                                                    5,125


13 -     GOODWILL


                                                                                                 2002             2001
                                                                                      ----------------  ----------------
                                                                                                   $                 $

Cost                                                                                          31,161            21,529
Accumulated amortization                                                                       3,611             3,611
                                                                                      ----------------  ----------------
Net                                                                                           27,550            17,918
                                                                                      ================  ================

14 -     AUTHORIZED LINE OF CREDIT

On November 20, 2001, the Company signed a credit agreement with two Canadian chartered banks relative to a $55,000,000 financing. The financing comprises a $15,000,000 revolving operating facility renewable annually and a $40,000,000 364-days, extendible revolving facility with a three-year term-out option maturing on October 15, 2005.

The credit facilities are secured by a first security interest on all present and future acquired assets of the Company and its material subsidiaries, and provide for the maintenance of certain financial ratios.

The interest rate varies depending on the Company's leverage between 25 basis points to 125 basis points over prime rate and between 125 basis points and 225 basis points over the LIBOR rate or bankers acceptances. The credit facilities may be drawn in U.S. dollars or in Canadian dollars equivalent. As at September 30, 2002, there was no amount outstanding under this line of credit.

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



15 -     ACCOUNTS PAYABLE


                                                                                                2002              2001
                                                                                      ----------------  ----------------
                                                                                                   $                 $
Accounts payable                                                                               5,373             1,141
Contract rebates, product returns and accrued chargebacks                                      4,828             4,459
Accrued royalty fees                                                                           2,881             1,611
Accrued bonuses                                                                                1,670             1,330
Other accrued liabilities                                                                      9,546             4,427
Contingency provisions                                                                         2,900             2,900
                                                                                      ----------------  ----------------
                                                                                              27,198            15,868
                                                                                      ================  ================


16 -     LONG-TERM DEBT


                                                                                                 2002           2001
                                                                                        --------------  --------------
                                                                                                    $               $
Bank loans, prime rate plus 1.50% and 2.50% (6.00% and 7.00% as at September 30,
2002 and 7.5% and 7.75% as at September 30, 2001),  secured by movable hypothecs on assets of a subsidiary having a net book value of $1,989,318 in 2002, payable
in monthly instalments of $13,086, maturing in 2005 and 2007.                                     482             169

Bank loans, 5.2% and 7.15%, secured by immovable hypothecs on land and buildings having a net book value of $6,732,149 in 2002, payable in monthly instalments of
$46,331, principal and interest, maturing in 2005 and 2013.                                     2,565               -

Obligations  under capital  leases,  interest  rates  varying  between 2.70% and
19.84%,  payable in monthly  instalments,  principal and  interest,  maturing on
different dates until 2008.                                                                     2,852              46

Balance of the purchase price of PHOTOFRIN of  CDN$4,000,000  without  interest, payable at the earliest of April 2004 or upon the receipt of a specific approval
from a regulatory, in cash or in common shares, at Axcan's sole discretion                      2,704           2,704


                                                                                        --------------  --------------
                                                                                                8,603           2,919
Instalments due within one year                                                                 1,336             103
                                                                                        --------------  --------------
                                                                                                7,267           2,816
                                                                                        ==============  ==============

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)




16 -     LONG-TERM DEBT (Continued)

As at September 30, 2002, minimum instalments on long-term debt for the next years are as follows:

                                                Obligations
                                                      under
                                                    capital       Other long
                                                     leases       term loans
                                                 --------------   --------------
                                                          $                $

2003                                                    901              584
2004                                                    800            3,295
2005                                                    668              552
2006                                                    478               56
2007                                                    250              359
2008 and thereafter                                      77              905
                                                 --------------
                                                      3,174
Interest included in the minimum lease payments         322
                                                 --------------
                                                      2,852
                                                 ==============


17 -     FINANCIAL  INFORMATION  INCLUDED IN THE CONSOLIDATED STATEMENT OF
         OPERATIONS


a)  Financial expenses                                                                2002          2001            2000
                                                                               ------------  -------------   -------------
                                                                                         $             $               $
Interest on long-term debt                                                             159         2,820           6,961
Interest on short-term debt and bank charges                                           210            50             209
Financing fees                                                                         282             -           1,979
Foreign exchange losses                                                                266           653             158
Amortization of deferred debt issue expenses                                             -             -             483
Amortization of deferred financial expenses                                            247             -               -
                                                                               ------------  -------------   -------------
                                                                                     1,164         3,523           9,790
                                                                               ============  =============   =============


b)  Other information                                                                2002          2001             2000
                                                                               ------------  -------------   -------------
                                                                                        $             $                $
Share in net loss of companies subject to significant influence                          -             -             125
Non-controlling interest                                                              (363)         (249)              -
Depreciation of property, plant and equipment                                        2,486           755             692
Amortization of intangible assets                                                    5,060         9,674           8,352
Amortization of goodwill                                                                 -         1,400           1,959
Amortization of bond discount                                                            -             -             (52)
Share in net loss of joint ventures                                                     46            39              81

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)


17  -    FINANCIAL  INFORMATION  INCLUDED IN THE CONSOLIDATED STATEMENT OF
         OPERATIONS (Continued)

During 2000, the Company increased its estimated accrual for contract rebates, chargebacks and for product returns by a total amount of $2,288,531.

The Company incurred professional fees with a law firm, in which a Company's director is a partner, totaling $466,056 for the year ended September 30, 2002 ($468,124 in 2001 and $478,112 in 2000). These transactions were concluded in the normal course of operations, at the exchange amount.

c) Income from continuing operations per common share

The following table reconciles the numerators and denominators of the basic and diluted income per share computations.



                                                                         2002                    2001                   2000
                                                         ---------------------  ----------------------  ---------------------
Basic
    Income from continuing operations                                 $21,188                 $11,825                 $4,140
    Dividends on preferred shares                                           -                   (301)                  (142)
                                                         ---------------------  ----------------------  ---------------------
    Income available to common shareholders                           $21,188                 $11,524                 $3,998
                                                         =====================  ======================  =====================

    Weighted average number of common shares
    outstanding                                                    41,664,510              35,832,198             26,575,475
                                                         =====================  ======================  =====================

    Basic income per share                                              $0.51                   $0.32                  $0.15
                                                         =====================  ======================  =====================

Diluted
    Income available to common shareholders on a
    diluted basis                                                     $21,188                 $11,524                 $3,998
                                                         =====================  ======================  =====================

    Weighted average number of common shares
    outstanding                                                    41,664,510              35,832,198             26,575,475
    Effect of dilutive stock options                                  660,970                 449,478                 77,602
    Effect of dilutive purchase price                                 202,020                 249,376                138,433
                                                         ---------------------  ----------------------  ---------------------
    Adjusted weighted average number of common
    shares outstanding                                             42,527,500              36,531,052             26,791,510
                                                         =====================  ======================  =====================

    Diluted income per share                                            $0.50                   $0.32                  $0.15
                                                         =====================  ======================  =====================

Options to purchase 553,350, 206,250 and 1,132,948 common shares were outstanding in 2002, 2001 and 2000 respectively but were not included in the computation of diluted income per share as the exercise price of the options was greater than the average market price of the common shares. In 2000, the convertible preferred shares also had no effect on the diluted income per share.

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



18 -     SHAREHOLDERS' EQUITY

Preferred shares

The Company has an unlimited number of authorized preferred shares without par value, issuable in series, rights, privileges and restrictions determined at the creation date

During the year 2000, the Company created two series of preferred shares as follows:

14,175,000      Series A, non-voting, annual preferential cumulative dividend of
                5 %,  redeemable  on or prior to June 8,  2001 at  CDN$1.00  per share  payable  at the  option of the  Company in cash or by the issuance  of  common  shares or in any  combination  of cash and common shares.
12,000,000      Series B,  non-voting,  redeemable on the fifth  anniversary  of their issuance at CDN$1.00 per share payable in cash or by the issuance of common shares at the option of the Company, convertible into common shares at the holder's option on the basis of one common share for each 15 Series B preferred shares.

Common stock option plan

The common stock option plan is intended for eligible directors, principal senior executives and employees. The number of stock options that can be granted under this plan cannot exceed 4,500,000, 2,590,000 and 1,900,000 as at September 30, 2002, 2001 and 2000 respectively.

Granted stock options are for 2,429,078, 1,956,441 and 1,364,348 common shares as at September 30, 2002, 2001 and 2000 respectively and may be exercised at prices between $3.75 and $14.03. These options may be exercised at a rate of 20% per year and expire ten years after the granting date except for the annual options granted to outside directors which may be exercised one year after the granting date.

The changes to the number of stock options outstanding are as follows:


                                                         2002                        2001                          2000
                                    ---------------------------  ---------------------------  --------------------------
                                                      Weighted                     Weighted                    Weighted
                                                       Average                      Average                     Average
                                       Number of      Exercise     Number of       Exercise     Number of      Exercise
                                         options         Price       options          Price       options         Price
                                    -------------  ------------  ------------  -------------  ------------  ------------
                                                            $                           $                            $
Balance, beginning of year            1,956,441           7.75     1,364,348          6.56        353,600          5.80
Granted                                 684,050          13.38       772,433         10.30      1,246,063          7.11
Exercised                              (127,489)          5.89       (69,597)         4.77        (52,200)         5.59
Cancelled                               (83,924)          9.58      (110,743)         7.54       (183,115)         7.26
                                    -------------  ------------  ------------  -------------  ------------  ------------
Balance, end of year                  2,429,078           9.67     1,956,441          7.75      1,364,348          6.56
                                    =============  ============  ============  =============  ============  ============

Options exercisable at end of year      614,716           7.79       337,708          6.11        125,400          4.99
                                    =============  ============  ============  =============  ============  ============

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



18 -     SHAREHOLDERS' EQUITY (Continued)

Stock options outstanding at September 30, 2002 are as follows:



                                                                      Options outstanding             Options exercisable
                                            ----------------------------------------------  ------------------------------
                                                                 Weighted
                                                                  average        Weighted                        Weighted
                                                                remaining         average                         average
                                                              contractual        exercise                        exercise
Exercise price                                     Number            life           price          Number           price
------------------------------------------  --------------  --------------  --------------  --------------  --------------
                                                                                       $                               $
    $3.75 -    $5.05                             129,100             5.9            4.29          78,100            4.34
    $5.06 -    $6.35                              19,400             7.5            6.81           6,800            6.81
    $6.36 -    $7.65                             876,895             7.5            7.22         331,628            7.21
    $7.66 -    $8.95                              10,700             6.7            8.26           6,200            8.08
    $8.96 -   $10.25                             532,883             8.2            9.93         151,938            9.92
  $10.26  -   $11.55                             129,500             8.4           10.93          22,400           11.00
  $11.56  -   $13.05                             177,250             8.9           11.88          17,650           11.75
  $13.06  -   $14.03                             553,350             9.2           13.68               -               -
                                            --------------  --------------  --------------  --------------  --------------
                                               2,429,078             8.1            9.67         614,716            7.79
                                            ==============  ==============  ==============  ==============  ==============

Equity line agreement

On July 4, 2002, the Solidarity Fund QFL committed to invest up to $14,100,000 in the Company's capital stock and could invest up to an additional $15,000,000. The Solidarity Fund has initially purchased 208,044 common shares for total proceeds of $3,000,000. Additional shares for the remaining $11,100,000 of the commitment may be issued at the sole option of the Company subject to certain conditions specified in the Equity Line Agreement. This option can be exercised from time to time by July 3, 2003. The agreement also contemplates that the Solidarity Fund QFL may, until July 3, 2003, purchase up to an additional $15,000,000 of the Company's shares to finance potential future acquisition projects.

Stock-based compensation costs

The Company has elected to continue to measure compensation costs related to awards of stock options using the intrinsic value based method of accounting. No stock-based employee compensation cost is reflected in net income. Under SFAS No. 123, the Company is also required to make pro-forma disclosures of net income and basic income per share and diluted income per share as if the fair-value-based method of accounting had been applied.

The fair value of granted stock options was estimated with the Black-Scholes model of evaluation of the price of options using an expected life of six years, an interest rate without risk of 4.93%, 5,64% and 6.2% for the years ended September 30, 2002, 2001 and 2000, a volatility of 47% in 2002 and 50% in 2001 and 2000 and no expected dividends. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing modes do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Accordingly, the Company's net income, basic income per share and diluted income per share would have been reduced for the years ended September 30, 2002, 2001 and 2000 on a pro-forma basis, as follows:

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



18 -     SHAREHOLDERS' EQUITY (Continued)



                                                         2002                        2001                          2000
                                    ---------------------------  ---------------------------  --------------------------
                                          Actual     Pro-forma        Actual      Pro-forma        Actual     Pro-forma
                                    -------------  ------------  ------------  -------------  ------------  ------------
                                              $             $              $             $              $            $
Net income                                21,188        18,699        11,825         10,410         5,936         5,227
Basic income per share                      0.51          0.45          0.32           0.28          0.22          0.19
Diluted income per share                    0.50          0.44          0.32           0.28          0.22          0.19

The average weighted fair value of granted stock options was $6.96, $5.69 and $4.04 as at September 30, 2002, 2001 and 2000.


19 -     FINANCIAL  INFORMATION  INCLUDED IN THE CONSOLIDATED  STATEMENT OF CASH
         FLOWS


a) Changes in working capital items from continuing operations:

                                                                             2002               2001              2000
                                                                   -----------------  ----------------   ---------------
                                                                                $                  $                 $
Accounts receivable                                                         2,155             (7,243)           (2,022)
Income taxes receivable                                                      (406)             2,902              (237)
Inventories                                                                (2,546)            (3,384)           (1,896)
Prepaid expenses                                                              (58)              (195)             (639)
Payable to a joint venturer                                                     -                  -              (955)
Accounts payable                                                            3,814                (65)             (334)
Income taxes payable                                                          823             (1,004)              611
                                                                   -----------------  ----------------   ---------------
                                                                            3,782             (8,989)           (5,472)
                                                                   =================  ================   ===============

b) Cash flows relating to interest and income taxes of operating  activities are as follows:
                                                                             2002               2001              2000
                                                                   -----------------  ---------------   ----------------
                                                                                $                  $                 $
Interest received                                                             787              1,010             1,399
Interest paid                                                                 242              2,875             8,945
Income taxes paid                                                           7,672              2,028             1,027


20 -     SEGMENTED INFORMATION

The Company considers that it operates in a single field of activity, the pharmaceutical industry, since its other activities do not account for a significant portion of segment assets.

No customer represents more than 10% of the Company's revenue except for three customers (four customers in 2001, one U.S. distributor and one customer in 2000) for which the sales represented 52.3% of revenue for the year ended September 30, 2002 (66.3% and 36.8% in 2001 and 2000).

Purchases from one supplier represent approximately 30% of the cost of goods sold for the year ended September 30, 2002 (38% in 2001 and 39% in 2000).

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



20 -     SEGMENTED INFORMATION (continued)

The Company operates in the following geographic segments:



                                                                                2002            2001           2000
                                                                        --------------  --------------  --------------
                                                                                   $               $              $
Revenue
   Canada
     Domestic sales                                                           17,413          18,485          16,001
     Foreign sales, mainly in the United States                               22,623          11,950           7,039
   United States
     Domestic sales                                                          100,088          79,289          63,829
     Foreign sales                                                               520             481             463
   Europe                                                                     15,399           3,688               -
   Other                                                                         560           2,686               -
   Inter-segment                                                             (24,199)        (12,765)           (463)
                                                                        --------------  --------------  --------------
                                                                             132,404         103,814          86,869
                                                                        ==============  ==============  ==============

Income before financial expenses, interest income, depreciation and amortization, income taxes and discontinued operations
   Canada                                                                      6,929           4,501           1,906
   United States                                                              31,640          25,861          23,808
   Europe                                                                      1,853             438               -
   Other                                                                        (304)          1,205               -
                                                                        --------------  --------------  --------------
                                                                              40,118          32,005          25,714
                                                                        ==============  ==============  ==============

Depreciation and amortization
   Canada                                                                      1,516             938             948
   United States                                                               3,890           9,479           9,462
   Europe                                                                      1,039             311               -
   Other                                                                       1,101           1,101               -
                                                                        --------------  --------------  --------------
                                                                               7,546          11,829          10,410
                                                                        ==============  ==============  ==============

Property, plant, equipment, intangible assets and goodwill
   Canada                                                                     13,782          14,237          11,871
   United States                                                             135,839         136,920         145,304
   Europe                                                                     53,774           3,356           3,097
   Other                                                                      24,326          25,427          26,528
                                                                        --------------  --------------  --------------
                                                                             227,721         179,940         186,800
                                                                        ==============  ==============  ==============

Total assets
   Canada                                                                    296,870         205,466         137,396
   United States                                                             184,573         181,849         195,929
   Europe                                                                     64,122           6,306           3,814
   Other                                                                      26,947          27,072          26,824
   Inter-segment                                                            (205,506)       (174,209)       (113,020)
                                                                        --------------  --------------  ---------------
                                                                             367,006         246,484         250,943
                                                                        ==============  ==============  ===============

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



21 -     FINANCIAL INSTRUMENTS

Fair value of the financial instruments on the balance sheet:

The estimated fair value of the financial instruments is as follows:



                                                                               2002                                 2001
                                                   ---------------------------------   ----------------------------------
                                                             Fair          Carrying               Fair         Carrying
                                                            value            amount              value           amount
                                                   ---------------  ----------------   ----------------  ---------------
                                                                $                $                 $                  $
Assets
   Cash and cash equivalents                               19,977           19,977             16,515            16,515
   Short-term investments                                  60,740           60,740                  -                 -
   Accounts receivable                                     23,898           23,898             21,495            21,495
   Investments in a private company                            b)            1,156                 b)             1,156
   Note receivable                                             b)              936                 b)               936
   Other investments                                          398              398                765               765
Liabilities
   Accounts payable                                        27,198           27,198             15,868            15,868
   Long-term debt                                           8,295            8,603              2,527             2,919

The following methods and assumptions were used to calculate the estimated fair value of the financial instruments on the balance sheet.

a) Financial instruments valued at carrying amount

   The  estimated  fair  value of  certain  financial  instruments  shown on the balance sheet is equivalent to their carrying amount because they are realizable in the short-term or because their carrying amount approximates the fair value. These financial instruments include cash and cash equivalents, short-term investments, accounts receivable, other investments and accounts payable.

b) Investments in a private company and note receivable

   The fair value of investments in a private company and note receivable was not readily determinable.

c) Long-term debt

   The fair value of long-term debt has been established by discounting the future cash flows at interest rates corresponding to those the Company would currently obtain for loans with similar maturity dates and terms.

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



22 -     COMMITMENTS AND CONTINGENCIES

a)       Commitments

         The Company has entered into non-cancelable operating leases expiring on different dates until December 31, 2005 for the rental of office space, automotive equipment and equipment. One of the office space leases contains an escalation clause providing for additional rent.

         Minimum future lease payments under these operating leases are as follows:


                                                                              $
                                                              ------------------

         2003                                                            1,039
         2004                                                              665
         2005                                                              429
         2006                                                              106
                                                              ------------------
                                                                         2,239
                                                              ==================
b)       Contingencies

         The  subsidiary   Axcan   Scandipharm  is  a  party  to  several  legal
         proceedings related to the products line it markets under the name Ultrase. Lawsuits have been filed and claims have been asserted against Axcan Scandipharm and certain other companies, including the enzyme manufacturer, stemming from allegations that, among other things, Axcan Scandipharm's enzyme products caused colonic strictures. Axcan Scandipharm has been named as a defendant in 12 product liability lawsuits. Of the 12 lawsuits to date, Axcan Scandipharm was dismissed from one, nonsuited in another, settled nine and has one pending. At this time, it is difficult to predict the number of potential cases and because of the young age of the patients involved, Axcan Scandipharm's product liability exposure for this issue in the United States will remain for a number of years. Axcan Scandipharm's insurance carriers have defended the lawsuits to date and Axcan expects them to continue to defend Axcan Scandipharm (to the extent of its product liability insurance) should lawsuits be filed in the future.

         In addition, the enzyme manufacturer and certain other companies have claimed a right to recover amounts paid defending and settling these claims as well as a declaration that Axcan Scandipharm must provide indemnification against future claims. This lawsuit is based on contractual and common law indemnity issues and the parties have agreed to settle their dispute through binding arbitration. The arbitration has commenced and the plaintiffs allege that the amount at issue may be in excess of $34,000,000. Axcan Scandipharm denies that such reimbursement is owed and has also responded with counterclaims against the plaintiffs. The majority of the $34,000,000 alleged relates to a patent dispute settlement agreement between the plaintiffs and the Company and others.

         As at September 30, 2002 and 2001, the Company has recorded reserves in the amount of approximately $2,900,000 to cover any future liabilities in connection with the indemnification claims and the lawsuits discussed above that may not be covered by, or exceed, applicable insurance proceeds. While the Company believes that the insurance coverage and provisions taken to date are adequate, an adverse determination of any such claims or of any future claims could exceed insurance coverage and amounts currently accrued.

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



22 -     COMMITMENTS AND CONTINGENCIES (Continued)

c)       Milestone payments

         The agreements with QLT relating to the purchase of PHOTOFRIN provided for milestone payments to be made by Axcan to QLT that could reach a maximum of CDN$20,000,000 upon receipt of certain regulatory approvals for specific or additional indication for PHOTOFRIN or other conditions. Each milestone payment shall be made at the option of the Company either in cash or in Series B preferred shares or in a combination of cash and preferred shares provided that at least one-half of the milestone payable shall be paid in cash. During the year 2000 CDN$5,000,000 (US$3,378,378) was paid by Axcan in cash upon receipt of regulatory approval to market a new laser for use in conjunction with PHOTOFRIN.

d)       Royalties

         Nets sales of certain products of the Company are subject to royalties payable to unrelated third parties.

         In particular, the Company must pay to CR Associates a 5% royalty on net sales of products covered under two agreements for the exclusive rights to market ULTRASE and ADEK's for a ten-year term ended December 2001.

         Axcan also has to pay 5% of worldwide sales of PHOTOFRIN with a maximum of $500,000 per year and a maximum total aggregate of $3,108,245 until December 2007. Until September 30, 2002, an amount of $983,448 has been accounted for ($522,820 in 2001 and $92,244 in 2000).

         Royalties   amounting  to   $3,731,113,   $3,711,561   and   $3,022,414
         respectively for years ended September 30, 2002, 2001 and 2000 were charged to earnings.

e)       Licensing

         During the year 2000 Axcan entered into a new licensing agreement to market a new generation of pancrelipase minitablets. Axcan will pay fees totaling $3,500,000 over a period of three years from the date of the agreement, contingent on the attainment of certain milestones in connection with development of new formulations of minitablets. As at September 30, 2002, the Company paid $2,250,000 of these fees. Axcan will pay royalties of 6% on the first $30,000,000 of annual sales and 5% on annual sales in excess of $30,000,000 subject to minimum royalty payments of $750,000, $1,000,000 and $1,500,000 in the first three years of the agreement, respectively.

         Axcan also entered into a licensing agreement with the Children's Hospital Research Foundation ("CHRF") for a serie of sulfated derivatives of ursodeoxycholigic acid compounds" ("SUDCA"). Axcan had paid $589,000 in cash; the Company will also pay milestones for a maximum amount of $425,000 when SUDCA will be validated and a bonus when certain conditions are met; finally, Axcan will pay royalties based on sales.

Axcan Pharma Inc.
Notes to Consolidated Financial Statements
September 30
(Amounts in the tables are stated in thousands of U.S. dollars, except per share amounts.)



22 -     COMMITMENTS AND CONTINGENCIES (Continued)

         In May 2002, the Company signed a co-development and licensing agreement with NicOx SA ("NicOx") for NCX 1000, a nitric oxide-donating ursodiol derivative, for the treatment of chronic liver diseases including portal hypertension and Hepatitis "C". Under the terms of this agreement, the Company has obtained from NicOx an exclusive license to commercialize NCX 1000 in Canada and Poland as well as an option to acquire the same exclusive rights for the United States market. The Company and NicOx will share the cost of the future development of NCX 1000 jointly through the completion of Phase II clinical studies. The Company will thereafter conduct the required Phase III clinical studies and be responsible for regulatory filings in the exclusively licensed territories. The Company will pay NicOx the sum of $500,000 on or before December 31, 2002, as well as other options or milestone payments totaling $18,500,000 at various stages of development. The Company also agreed to pay royalties of up to 12% on net sales of the product.

f)       Employee benefit plan

         A subsidiary of the Company has a defined contribution plan (the "Plan") for its US employees. Participation is available to substantially all US employees. Employees may contribute up to 15% of their gross pay and up to limits set by the US Internal Revenue
         Service. During the year, the Board of Directors approved and the Company charged to earnings a contribution to the Plan totaling $224,277 ($231,629 in 2001 and $150,514 in 2000).


23 -     SUBSEQUENT EVENTS

a)       Acquisition

         On October 10, 2002, the Company acquired from Gentium S.p.A., an Italian company, exclusive rights to develop and market in North America, a patented 4 gram rectal gel formulation of mesalamine (5-ASA) for the treatment of active distal ulcerative colitis. In return the Company will make milestone payments totaling approximately $1,500,000, the majority of which will be paid upon approval in the United States. The Company will also pay a royalty of 4% on net sales for a ten-year period from product's launch.

b)       Basis presentation

         The Company decided, for the year beginning October 1, 2002, to switch from Canadian GAAP to U.S. GAAP as its primary reporting convention. The change in reporting GAAP was influenced by the Company's desire to better meet the needs of its shareholders by applying accounting rules that are consistent with, the majority of its customers and peer companies. Consequently, consolidated financial statements in accordance with U.S. GAAP for the years ended September 30, 2002 and 2001 have been prepared.


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